

Mail Stop 4561

August 9, 2017

Robert Leng
Chief Executive Officer
Universal Power Industry Corporation
1385 Broadway, Suite 603A
New York, NY 10018

   Re: **Universal Power Industry Corporation**
      Form 8-K
      Filed August 8, 2016, as amended August 23, 2016
      File No. 000-55381

Dear Mr. Leng:

  We issued comments on the above captioned filings and your delinquent periodic reports on August 25, 2016, September 27, 2016, and December 1, 2016. On March 1, 2017, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent an adequate, substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided an adequate, substantive response to our comment regarding your delinquent periodic reports, we are terminating our review and will take further steps as we deem appropriate. In this regard, we are unable to agree with the assertion in your response letter dated May 11, 2017, that the Form 15-12G you filed on April 28, 2017, relieved you of the obligation to file past due reports required by Section 13(a) of the Securities Exchange Act of 1934. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact me at (202) 551-3483 or, in my absence, Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any questions.

        Sincerely,

        /s/ Katherine Wray

        Katherine Wray, Attorney-Advisor
        Office of Information Technologies and Services

cc: Peder K. Davisson, Esq., Davisson & Associates, PA